KERR MINES INC

January 20, 2014

America Bonanza Gold Corp.
Suite 302
1620 West 8th Ave
Vancouver, BC
V6J 1V4

Attention: **Brian Kirwin, Chief Executive Officers**

Dear Sirs/Mesdames:

This letter agreement outlines the terms and conditions upon which Kerr Mines Inc. ("**Kerr Mines**") and America Bonanza Gold Corp. ("**American Bonanza**") agree to merge their respective businesses. By executing this letter agreement (the "**Letter Agreement**"), the parties agree to proceed to the execution and delivery of a definitive agreement for presentation to their respective boards and respective shareholders, as applicable. The terms and conditions contained herein are binding. The terms of the transaction, in summary, will be as follows:

Transaction:	Kerr Mines and American Bonanza will enter into a definitive arrangement agreement (the "**Definitive Agreement**") whereby Kerr Mines and American Bonanza will combine their respective businesses by way of a plan of arrangement or amalgamation (the "**Proposed Transaction**"). Assuming completion of the Proposed Transaction the number of common shares of Kerr Mines held by former shareholders of American Bonanza, on a non-diluted basis, will be approximately 33%. Accordingly, each common share in the capital of American Bonanza (each an "**American Bonanza Share**") outstanding on the closing date (the "**Closing Date**") of the Proposed Transaction will be exchanged at a fractional ratio of common shares of Kerr Mines (each, a "**Kerr Mines Share**") to give effect to the proposed shareholding ratio (the "**Exchange Ratio**").
Convertible Securities of Bear Lake:	All outstanding options and warrants of American Bonanza not exercised by the holders thereof prior to the Closing Date shall be exchanged for options and warrants to purchase Kerr Mines Shares, in accordance and subject to adjustment using the Exchange Ratio, and shall continue to vest or be convertible on the schedule and terms established at the time of the respective grants and in accordance with the stock option plan of American Bonanza.

Capitalization: As of the date of this Letter Agreement, there are 234,396,111 American Bonanza Shares issued and outstanding, 9,601,000 warrants outstanding at exercise prices ranging from $0.12 to $0.50 and 4,830,852 options outstanding at exercise prices ranging from $0.06 to $0.53. Immediately prior to the completion of the Proposed Transaction, American Bonanza shall have approximately 571,500,000 American Bonanza Shares outstanding, following the conversion of certain unsecured indebtedness.

As of the date of this Letter Agreement, there are 392,017,608 Kerr Mines Shares issued and outstanding, 6,042,500 options outstanding at exercise prices ranging from $0.25 to $0.50, and 138,909,500 warrants outstanding at exercise prices ranging from $0.08 to $0.35. Immediately prior to the completion of the Proposed Transaction, Kerr Mines shall have approximately 617,951,771 Kerr Mines Shares outstanding, following the completion of the second tranche of a proposed private placement and acquisition transaction.

Post-Transaction Capitalization: Upon completion of the Proposed Transaction, the number of Kerr Mines Shares issued to the former shareholders of American Bonanza will initially represent approximately 33% of Kerr Mines, with the initial shareholders of Kerr Mines holding 67% of the Kerr Mines Shares, on a non-diluted basis.

Advances: Upon execution of this Letter Agreement, Kerr Mines shall advance an aggregate of CDN$1,000,000 (collectively referred to herein as the "**Loan**") to American Bonanza to satisfy the amounts set out in Schedule "A" annexed hereto. The Loan shall bear interest at the prime rate established by the Royal Bank of Canada plus 1% and be evidenced by one or more promissory notes.

Exclusivity and Break Fee: In consideration of the significant costs to be incurred by Kerr Mines in connection with the Proposed Transaction, American Bonanza agrees that from the date of execution of this Letter Agreement until the earlier of: (i) the completion of the Definitive Agreement; (ii) the date either party terminates negotiations as contemplated under the section titled "Termination" hereof; and (iii) ninety (90) days from the execution of this Letter Agreement (such period, the "**Restricted Period**"), American Bonanza will not, directly or indirectly, through any representative or otherwise (A) take any action to solicit, initiate, seek, encourage or support any enquiry, proposal or offer from; (B) furnish any information to; or (C) participate in any negotiations with, any third party, with respect to any Acquisition Transaction (as defined below). American Bonanza agrees that any discussions (other than with respect to each other or its representatives) in progress as of the date of acceptance of this Letter Agreement with respect to any Acquisition Transaction shall be terminated immediately and in no event will American Bonanza accept or enter into an agreement concerning any Acquisition Transaction during the Restricted Period.

"**Acquisition Transaction**" means, other than transactions contemplated by this Letter Agreement, any transaction relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of assets representing 50% or more of the consolidated assets or contributing 50% or more of the consolidated revenue of American Bonanza and its respective subsidiaries; (b) any direct or indirect take-over bid, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of American Bonanza; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving American Bonanza or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or consolidated revenue, as applicable, of American Bonanza and its respective subsidiaries.

The restrictions contained in this paragraph shall not apply if a third party makes an unsolicited acquisition proposal to American Bonanza which, in the opinion of the board of directors of American Bonanza, constitutes an acquisition proposal which is a Superior Proposal (as defined below), provided that (a) American Bonanza provides the Kerr Mines with immediate notice of such Superior Proposal (the "**Notice of Proposal**"); and (b) within 5 days of receiving the Notice of Proposal, Kerr Mines has not delivered to the other party a proposal which is equal to or superior than the Superior Proposal noted in the Notice of Proposal.

For the purposes of this Letter Agreement, "**Superior Proposal**" means a bona fide written acquisition proposal: (a) that the board of directors of American Bonanza, concludes in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed on a timely basis, (b) that did not result from a breach of the non-solicitation provisions in this Letter Agreement, and (c) that the board of directors of American Bonanza, determine, in their good faith judgment, more favourable, from a financial point of view, to the shareholders of American Bonanza, as applicable, than the Proposed Transaction. Each of the parties shall immediately notify the other party regarding any contact between either of them or their respective representatives and any other person regarding any such offer or proposal or any related inquiry.

Should American Bonanza enter into, or agree to enter into, an Acquisition Transaction during the Restricted Period, American Bonanza shall forthwith pay to Kerr Mines a break fee equal to CDN$1,500,000 in full satisfaction of any and all claims that Kerr Mines may have against American Bonanza in respect of the breach of the exclusivity provisions by American Bonanza of this Letter Agreement and repayment of the Loan.

American Bonanza covenants and agrees to have no discussions, directly or indirectly with any businesses that are competitive to Kerr Mines without the prior written consent of Kerr Mines.

Conditions Precedent: The implementation of this Letter Agreement shall be subject to the following conditions being satisfied prior to the closing of the Proposed Transaction:

(i) All preliminary due diligence to be completed prior to the execution of the Definitive Agreement;

(ii) Execution by Kerr Mines and American Bonanza of a Definitive Agreement on or before February 15, 2014;

(iii) Obtaining shareholder approval, if required, for the Proposed Transaction from the requisite number of shareholders of each of Kerr Mines and American Bonanza by way of written consent, or a meeting of the shareholders, as applicable, on or before March 31, 2014;

(iv) The receipt by American Bonanza of a fairness opinion concerning the Proposed Transaction, satisfactory to American Bonanza, if necessary as determined by American Bonanza in its sole discretion;

(v) No material adverse change in the business or operations of Kerr Mines or American Bonanza from the date of execution of this Letter Agreement until the closing of the Proposed Transaction;

(vi) American Bonanza shareholders, and if applicable, Kerr Mines shareholders, not having exercised rights of dissent over more than 5% of the issued and outstanding shares, as applicable;

(vii) All necessary approvals of regulatory, stock exchange and securities authorities and commissions and compliance with requirements of applicable securities laws;

(viii) Each of Kerr Mines and American Bonanza shall have obtained all consents required under any material agreements to which Kerr Mines and American Bonanza are parties; and

(ix) Each of Kerr Mines and American Bonanza will provide such assistance as any of the other parties may request.

Fees and Expenses: Kerr Mines and American Bonanza shall each be responsible for their own expenses, including, but not limited to, legal counsel, accountants, business valuators and financial advisors, until such time as the Proposed Transaction is completed.

Conditional Listing: The parties agree to pursue receipt from The Toronto Stock Exchange (the "**TSX**") of conditional listing approval for Kerr Mines Shares to be issued in connection with the Proposed Transaction with the intention that all requirements for such listing will be met on or before completion of the Proposed Transaction.

Board Representation: The parties hereto anticipate that upon completion of the Proposed Transaction and subject to the approval of the TSX, the board of directors of Kerr Mines following the Proposed Transaction shall consist of seven (7) members, five (5) of whom are to be nominees of Kerr Mines and two (2) of whom are to be a nominees of American Bonanza.

Conduct of Business: Except with the consent of Kerr Mines, American Bonanza shall not, nor will it permit any of its subsidiaries to, directly or indirectly, do any of the following until the closing of the Proposed Transaction:

(i) Sell, pledge, dispose of or encumber any assets except in the ordinary course of business;

(ii) Commit or expend more than $50,000 in the aggregate with respect to capital expenditures;

(iii) Commit or expend more than $50,000 in operating expenses other than those incurred in the ordinary course of business;

(iv) Acquire by merger, amalgamation, consolidation or acquisition shares or assets, of any business operation;

(v) Enter into any new lending agreements or extend or otherwise modify existing lending agreements;

(vi) Issue any American Bonanza Shares (except on the exercise of options previously granted or issued) or any other securities convertible into Bear Lake Shares;

(vii) Enter into new leasing arrangements either of real estate or equipment with an annual aggregate cost exceeding $50,000; and

(viii) Employ or dismiss executive personnel or materially change the terms and conditions of their employment without prior consultation with the other party.

Due Diligence: Upon execution of this Letter Agreement, the parties (on their own and/or through their Representatives) will be permitted to complete the due diligence investigations of each other in connection with the transaction contemplated herein from the date of signing of this Letter Agreement until the close of business on the date which is thirty (30) business days from the date of acceptance of this Letter Agreement (the "**Due Diligence Period**").

The Due Diligence Period may be extended with the consent in writing of both Kerr Mines and American Bonanza.

Each of the parties will afford to the others and to their accountants, counsel and other representatives, full access during the Due Diligence Period to the management, properties, books, records, contracts, commitments and other documentation of such party and its subsidiaries and shall allow such parties and their accountants, counsel and representatives to perform a diligent and complete examination of its and their financial condition, business, affairs, property and assets.

In addition, as part of their due diligence the parties may apply for such tax and securities advice and/or rulings as may be appropriate for determining the formal legal structure of the Proposed Transaction. The parties shall have regard to such advice and/or rulings in their negotiations to settle and sign the Definitive Agreement.

In conducting its due diligence, each of the parties shall keep confidential all information obtained by it from the other. This confidentiality obligation shall not apply or extend to information now in the public domain, information which may subsequently become public other than through breach by a party of its obligations hereunder, information disclosed to one of the parties hereto by a third party in respect of which such third party is not under an obligation of confidentiality or information which is required by law to be disclosed. Each of the parties hereto and their respective representatives shall be made aware of and be bound by this provision.

Representations and Warranties: Customary representations and warranties will be made by each of Kerr Mines and American Bonanza in the documents relating to the Proposed Transaction.

Definitive Agreement: On or before the expiry of the Due Diligence Period, the parties shall begin negotiations with a view to settling and signing the form of Definitive Agreement to set out their ongoing relationship, with signing to occur as soon as practicable thereafter and upon fulfillment of the conditions set forth herein. The parties will proceed with these negotiations expeditiously and in good faith.

While the actual terms and conditions of the Definitive Agreement will be determined at that time, the parties acknowledge and agree that they will be consistent with the terms set forth herein, subject to the results of the parties' due diligence investigations. The Definitive Agreement will include terms and conditions which are customary for such transactions and any other terms which may be required by the applicable regulatory authorities and, amongst other things, include comprehensive representations and warranties from each of Kerr Mines and American Bonanza and not limited to the representations and warranties set forth in this Letter Agreement.

Termination: Each party shall, in its sole discretion, have the right to terminate this Letter Agreement as follows:

(a) if it is not satisfied with the results of its due diligence of the other party or as to the legal or tax consequences of concluding the transactions contemplated herein, provided notice of such termination is given to the other party on or before ten (10) days following the expiry of the Due Diligence Period; or

(b) in the event the Definitive Agreement is not signed by February 15, 2014.

The termination of this Letter Agreement shall be effective upon the delivery of notice under this section. Upon termination, each party shall forthwith return or destroy all documents and records received from the other party.

Public Announcements: Neither party shall disclose for any purpose whatsoever to any person (except agents or advisors) the existence or contents of this Letter Agreement until required by relevant securities regulatory or stock exchange requirements. The parties will keep confidential and not disclose to any third party (except counsel or advisors) confidential information provided by the other party without prior written consent of the other party.

The parties acknowledge that in the event securities regulations require public disclosure of the Proposed Transaction to be made, the parties will co-operate fully in making such disclosure on a timely basis. In the event that either party is otherwise legally required to make public disclosure regarding the Proposed Transaction, adequate time will be provided to the other party to review the proposed disclosure.

Non-Binding: This Letter Agreement is only for discussion purposes and save and except for the sections entitled "Exclusivity", "Fees and Expenses" and "Public Announcement" (the "**Binding Provisions**"), the terms of this Letter Agreement shall not in any way constitute a binding or legal agreement, or improve any legal obligation or duty on any of the parties hereto.

Armistice hereby warrants that the directors of Armistice have approved the execution of this Letter Agreement and, subject to the conditions above, the completion of the Proposed Transaction. By your acceptance of this Letter Agreement, you warrant that the directors of American Bonanza have approved the execution of this Letter Agreement.

If the foregoing is acceptable to you would you kindly sign the copy of this Letter Agreement where indicated and return to Kerr Mines on or before 5:00 p.m. (Toronto time), January 21, 2014, otherwise the offer contained herein shall forthwith terminate and be of no further force and effect.

Yours truly,

KERR MINES INC.

Per: ______________________________
Greg Gibson
President and Chief Executive Officer

Above offer accepted this 20 day of January, 2014.

AMERICAN BONANZA GOLD CORP.

Per: ______________________________
Brian Kirwin
Chief Executive Officer

SCHEDULE "A"

Corporate Accounts Payable	449,701
Copperstone Accounts Payable	270,000
Copperstone Payroll Liability	380,722
Total as discussed	1,100,423